SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2005

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-7707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEDTRONIC, INC. EMPLOYEE STOCK OWNERSHIP AND
SUPPLEMENTAL RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, MN 55432

Required Information

1.	Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan Financial Statements and Supplemental Schedule April 30, 2005 and 2004

2.	Exhibit 23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDTRONIC, INC. EMPLOYEE STOCK OWNERSHIP AND SUPPLEMENTAL RETIREMENT PLAN

Dated: October 27, 2005	By:	/s/ Janet S. Fiola
Janet S. Fiola Senior Vice President, Human Resources

Medtronic, Inc.
Employee Stock Ownership
and Supplemental
Retirement Plan
Financial Statements and Supplemental Schedule
April 30, 2005 and 2004

Medtronic, Inc.
Employee Stock Ownership and Supplemental Retirement Plan
Index to Financial Statements

Report of Independent Registered Public Accounting Firm
Financial Statements:
      Statements of Assets Available for Benefits at April 30, 2005 and 2004
      Statements of Changes in Assets Available for Benefits for the years ended April 30, 2005 and 2004
      Notes to Financial Statements – April 30, 2005 and 2004
Supplemental Schedule:
      Schedule H, line 4i – Schedule of Assets (Held at End of Year) at April 30, 2005

Note:	Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Medtronic, Inc. Employee Stock Ownership and
Supplemental Retirement Plan:

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan (the “Plan”) at April 30, 2005 and 2004, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) as of April 30, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/   PricewaterhouseCoopers LLP
Minneapolis, Minnesota
October 21, 2005

Medtronic, Inc.
Employee Stock Ownership and Supplemental Retirement Plan
Statements of Assets Available for Benefits
(in 000’s)

	April 30,

	2005	2004

ESOP Assets
Investments:
Unallocated assets:
Plan’s Interest in the Medtronic, Inc. and Participating Employers Master Trust
Fund	$5	$58,068
Allocated assets:
Medtronic ESOP Fund	—	686,237
Medtronic Dividend Stock Fund	—	3,481
Plan’s Interest in the Medtronic, Inc. Master Trust Fund	765,164	—

Total ESOP assets	765,169	747,786

SRP Assets
Investments:
Mutual funds	864,855	719,869
Medtronic Common Stock Fund	—	525,180
Plan’s Interest in the Medtronic, Inc. Master Trust Fund	720,813	—
Medtronic Interest Income Fund	—	229,682
Participant loans receivable	19,923	17,011

Total SRP assets	1,605,591	1,491,742

Assets available for benefits	$2,370,760	$2,239,528

See accompanying notes to the financial statements.

Medtronic, Inc.
Employee Stock Ownership and Supplemental Retirement Plan
Statements of Changes in Assets Available for Benefits
(in 000’s)

	Year Ended April 30,

	2005	2004

Additions:
Investment income:
Net appreciation in fair value of investments, excluding Plan Interests’ in Master
Trusts	$38,177	$175,318
Plan Interest in the Medtronic, Inc. and Participating Employers Master Trust
Fund investment income	27	11,487
Plan Interest in the Medtronic, Inc. Master Trust Fund investment income	69,543	—
Dividends	17,721	15,476
Interest	988	10,583

Total investment income	126,456	212,864

Contributions:
Participant	123,859	112,253
Employer (Note 1)	35,672	1,012

Total contributions	159,531	113,265
Transfers from other plan, net (Note 1)	—	251,543

Total additions	285,987	577,672

Deductions:
Benefits paid to participants	(154,695)	(129,878)
Administrative expenses	(60)	(1,124)

Total deductions	(154,755)	(131,002)

Net increase	131,232	446,670
Assets available for benefits:
Beginning of year	2,239,528	1,792,858

End of year	$2,370,760	$2,239,528

See accompanying notes to the financial statements.

Medtronic, Inc.
Employee Stock Ownership and Supplemental Retirement Plan
Notes to Financial Statements

1.   Description of the Plan

The following description of the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan created by Medtronic, Inc. (the “Company”). The Plan seeks to provide stock ownership benefits and assist employees to increase retirement savings and financial security upon retirement. The Plan is available to all eligible regular full-time and part-time employees immediately upon hire. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan was amended effective April 30, 2001 to allow employees elective deferrals under Code Section 401(k). The Plan now has two components: a Supplemental Retirement Plan (SRP) component, which governs participant elective deferrals and an Employee Stock Ownership Plan (ESOP) component that governs matching contributions related to the SRP and non-matching allocations of employer stock.

Plan Merger and Transfer of Plan Assets

The Compensation Committee of the Board of Directors of the Company approved the merger of the Medtronic, Inc. and Participating Employers Supplemental Retirement Plan into the Plan on March 8, 2001. Effective May 31, 2003, all remaining assets of the Medtronic, Inc. and Participating Employers Supplemental Retirement Plan were transferred into the Plan. During fiscal year 2004, substantially all of the $251,543,000 assets transferred into the Plan were from the Medtronic, Inc. and Participating Employers Supplemental Retirement Plan.

Administration of Plan Assets

The Qualified Plan Committee (the “Committee”) oversees the administration of the Plan. The Committee appointed Vanguard Fiduciary Trust Company (“Vanguard Trust”) and US Bank National Association (“US Bank”) as Trustees of the Plan assets (hereinafter collectively referred to as the “Trustees”). Allocated ESOP assets and contributed SRP assets are held by Vanguard Trust and unallocated ESOP assets are held by US Bank. Transactions are executed by the Trustees of the Plan, as directed by the Company in its capacity as Plan Administrator. Vanguard has been appointed as Recordkeeper for the Plan and to provide participant services, education and communication services. Vanguard maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings and losses thereon, and expenses credited thereto.

Contributions

Participant contributions are made to the Plan through payroll deductions into their SRP accounts. Participants direct their contributions into eleven various investment options offered by the Plan. The participants may change their investment decisions at any time by contacting Vanguard Trust. However, any funds exchanged out of the Medtronic Interest Income Fund must remain invested in another investment alternative for a period of at least three months before being moved to the Vanguard Total Bond Market Index Fund. Participants are also limited to two transfers a month in or out of the Medtronic Common Stock Fund. The Medtronic Interest Income Fund and Medtronic Common Stock Fund became part of the Medtronic, Inc. Master Trust effective May 1, 2004. Participating employees may contribute 2% to 25% of eligible earnings on a pre-tax basis to the Plan, subject to statutory limits. Effective January 1, 2004, participants who will obtain age 50 or older are eligible to make catch-up contributions and effective May 1, 2004 all participants may contribute 2% to 75% of eligible earnings to the Plan.

Participants receive matching allocations of Medtronic, Inc. common stock into their ESOP Matching Accounts in the Plan. The matching allocation is based on each participant’s contributions up to 6% of eligible compensation, and ranges from 50% to 150% of these contributions, depending upon the achievement of certain Company performance goals. Matching allocations totaled approximately $57,180,000 and $51,930,000 for fiscal years 2005 and 2004, respectively. In fiscal year 2005 a portion of the match was included in the allocation of Medtronic, Inc. common stock from the unallocated shares at US Bank to the Vanguard Trust and a portion was supplemented with Company cash contributions (See Notes 3 and 6). In fiscal year 2004, the entire matching allocation was included in the allocation of Medtronic, Inc. common stock. Participants are allowed to immediately diversify matching allocated amounts to any of the SRP investment choices.

In addition to the matching allocation, participants receive annual allocations to their ESOP Regular Accounts in the form of Medtronic, Inc. common stock. These annual allocations range from 2.5% to 4.0% of qualified compensation, depending upon the achievement of certain Company performance goals. Active participants may diversify a portion of their ESOP Regular Account at age 55 if they have been in the Plan for at least ten years. Company ESOP contributions, net of forfeitures, were $36,582,000 and $33,198,000 for fiscal years 2005 and 2004, respectively.

During fiscal years 2005 and 2004, allocations of 2.50% of qualified compensation were allocated to participants’ ESOP Regular Accounts. In addition, allocations of 3.63% and 3.58% of qualified compensation were made to Plan participants’ ESOP Matching Accounts in fiscal years 2005 and 2004, respectively. Forfeitures of allocated shares funded a portion of the allocation requirements for both fiscal years 2005 and 2004. As of April 30, 2005 and 2004, $254,735,000 and $211,067,000, respectively, of the ESOP allocated assets are invested in ESOP Matching Accounts, $506,112,000 and $475,170,000, respectively, are invested in ESOP Regular Accounts and $4,317,000 and $3,481,000, respectively, are invested in short-term investments related to Medtronic, Inc. common stock dividends that have not yet been assigned to participant accounts. Fiscal year 2005 was the final year of the ESOP Regular contribution, as all of the remaining 1,120,741 ESOP shares were allocated as of April 30, 2005. The employer match will be funded in cash by Medtronic, Inc. beginning in fiscal year 2006.

Vesting and Forfeitures

Participants are 100% vested in their contributions, including earnings and losses thereon, at all times. Active participants vest in the Company contributions, including earnings and losses thereon, at a rate of 20% per year and become fully vested in all Company contributions after five years. Nonvested account balances of terminated employees are forfeited. Participant forfeitures of nonvested amounts reduce Company contributions. Forfeitures of $3,758,000 and $3,815,000 during fiscal years 2005 and 2004, respectively, reduced employer contributions in those respective years.

Distributions

An active participant who has attained age 59½ may request a cash withdrawal for all or a part of their SRP assets but are not allowed to take withdrawals from their ESOP Accounts until retirement.

Upon termination of employment, the participant must take a complete distribution if the value of the participant’s vested account is $5,000 or less. If the value of the participant’s vested account is greater than $5,000, the participant may elect to defer distribution until a later date, take a cash withdrawal or request a direct rollover. Participant funds invested in Medtronic, Inc. common stock may be taken in-kind or as cash. Upon retirement from the Company, participants also have the option to take monthly installments from the Plan.

Active participants may take hardship withdrawals from their SRP Account if they incur immediate and severe financial needs that cannot be met through other available sources in the Plan, including the available loan provisions. Hardship withdrawals cannot be taken from the ESOP Regular or ESOP Matching Accounts. The amount of the hardship withdrawal cannot exceed the amount of the financial need and will be taxed upon distribution with a 10% penalty tax imposed.

Upon the death of a participant, the participant’s account becomes fully vested and is paid to the designated beneficiary, or if no beneficiary has been designated, the balance is paid according to the terms and conditions of the Plan. The beneficiary has the option to take the Medtronic, Inc. common stock in-kind or as cash.

Participant Loans

Participants are limited to one loan outstanding at a time and can borrow up to 50% of their total vested SRP balance not to exceed the maximum loan amount of $50,000. The minimum loan amount is $1,000. Loans are repaid through payroll deductions in equal amounts, typically over one to five years, with a maximum term of 30 years. The interest rate is calculated as one percentage point over the prime rate in effect at US Bank on the first workday of the month in which the loan is made and remains fixed for the duration of the loan. At April 30, 2005, loans receivable were due at various dates through 2022, with interest rates ranging from 4.75% to 10.50%.

Plan Termination

In the event the Plan is terminated and there is not a successor plan, participants would become fully vested in the Company contributions. Benefits would be distributed at that time in accordance with the Plan provisions.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for its investment contracts held by the Medtronic Interest Income Fund, which are valued at contract value. Shares of mutual funds (registered investment companies) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The Plan’s Interest in both the Medtronic, Inc. and Participating Employers Master Trust Fund and the Medtronic, Inc. Master Trust are valued at their unit closing price (comprised of the fair value of investments, except for investment contracts which are valued at contract value, plus any uninvested cash position). The common shares of the Company held by the Medtronic ESOP Fund and the Medtronic Common Stock Fund are valued at the quoted market price. All investments in the Medtronic Dividend Stock Fund consist of money market securities which are valued at fair value based on quoted market prices. Participant loans receivable are valued at estimated fair value, consisting of outstanding principal and related unpaid interest.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is accrued on the ex-dividend date. Capital gain distributions are included in dividend income. The Plan presents in the Statements of Changes in Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Administrative Expenses

Administrative expenses are paid by the Plan. Such expenses consist of recordkeeping, trustee and account maintenance fees. Participants with loans pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts.

Payment of Benefits

Benefit payments are recorded upon distribution.

Risks and Uncertainties

The Plan provides for investment in the Company’s common stock and various participant investment options in funds, which can invest in any combination of stocks, bonds, fixed income securities, investment contracts, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk and uncertainty, it is reasonably possible that changes in risks could materially affect participants’ account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

Concentration of Market Risk

As of April 30, 2005 and 2004, approximately 52% and 57%, respectively, of the Plan’s assets were invested in the common stock of Medtronic, Inc. A significant portion of this concentration results from the allocated investments in the ESOP as of April 30, 2005 and the allocated and unallocated investments in the ESOP as of April 30, 2004. The underlying value of the Medtronic Common Stock Fund, which is now part of the Medtronic, Inc. Master Trust Fund, is entirely dependent on the performance of Medtronic, Inc. and the market’s evaluation of such performance. It is reasonably possible that changes in the fair value of Medtronic, Inc. common stock could materially affect participants’ account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

3.   Plan’s Interest in Master Trusts

Medtronic, Inc. and Participating Employers Master Trust Fund

Unallocated assets of the Plan are invested in the Medtronic, Inc. and Participating Employers Master Trust Fund, which also includes certain assets of the Medtronic, Inc. and Participating Employers Retirement Plan and the Medtronic, Inc. Retirement Plan—401(h) Medical Account. US Bank is the Trustee for the unallocated assets attributable to the Plan held in the Medtronic, Inc. and Participating Employers Master Trust Fund and maintains a separate account for the unallocated Plan assets and liabilities held within the Trust. As of April 30, 2005, the Plan assets within the Medtronic, Inc. and Participating Employers Master Trust Fund included money market securities and as of April 30, 2004, included Medtronic, Inc. common stock, with a fair value of approximately $61,200,000, and money market securities. As of April 30, 2005, the Plan liabilities within the Medtronic, Inc. and Participating Employers Master Trust Fund consist of Company shares at US Bank owed to the Vanguard Trust and other accrued expenses and as of April 30, 2004, consist of a loan payable to Medtronic, Inc. (see Note 5), Company shares at US Bank owed to the Vanguard Trust and other accrued expenses. At April 30, 2005 and 2004, the Plan’s interest in the net assets of the Medtronic, Inc. and Participating Employers Master Trust Fund was less than 1% and 8%, respectively.

The financial data of the Medtronic, Inc. and Participating Employers Master Trust Fund is as follows:

Medtronic, Inc. and Participating Employers Master Trust Fund
Statements of Net Master Trust Assets
(in 000’s)

	April 30,

	2005	2004

Assets
Investments at fair value:
Short-term investment fund	$9,342	$27,162
U.S. government securities	38,113	48,889
Municipal debt securities	1,570	—
Corporate debt securities	67,804	65,463
Medtronic, Inc. common stock	126,025	210,443
Other common stock	342,202	409,064
Partnership units	260,527	53,461

Total investments	845,583	814,482
Interest and dividends receivable	839	855

Total assets	846,422	815,337

Liabilities
Accrued allocation of Medtronic, Inc. common stock	59,063	85,128
Accrued 401(h) benefits	4,282	3,604
Accrued expenses	1,318	1,358
Loan from Medtronic, Inc.	—	6,811

Total liabilities	64,663	96,901

Net Medtronic, Inc. and Participating Employers Master Trust assets	$781,759	$718,436

Medtronic, Inc. and Participating Employers Master Trust Fund
Statements of Changes in Net Master Trust Assets
(in 000’s)

	Year Ended April 30,

	2005	2004

Additions:
Investment income:
Interest	$8,005	$7,497
Dividends	375	841
Dividends on Medtronic, Inc. common stock	1,980	3,465
Net appreciation in fair value of investments	34,983	72,784

Total investment income	45,343	84,587
Employer contributions	95,674	110,881

Total additions	141,017	195,468

Deductions:
Interest expense	(194)	(613)
Benefits paid to participants	(13,960)	(12,784)
Administrative expenses	(4,477)	(3,409)
Net assets transferred to other trustees	(59,063)	(85,128)

Total deductions	(77,694)	(101,934)

Net increase	63,323	93,534
Net Medtronic, Inc. and Participating Employers Master Trust assets
Beginning of year	718,436	624,902

End of year	$781,759	$718,436

The Medtronic, Inc. and Participating Employers Master Trust Fund investments (including gains and losses on investments bought and sold during the year as well as unrealized appreciation (depreciation)) changed in value as follows (in 000’s):

	Year Ended April 30,

	2005	2004

Net change in fair value of investments:
Short-term investment fund	$(1,442)	$510
U.S. government securities	506	40
Municipal debt securities	61	—
Corporate debt securities	(793)	686
Medtronic, Inc. common stock	710	11,265
Other common stocks	10,951	46,324
Partnership units	24,990	13,959

Net appreciation in fair value of investments	$34,983	$72,784

The Plan’s interest in the total assets held in the Medtronic, Inc. and Participating Employers Master Trust Fund and changes in assets during the periods are as follows (in 000’s):

	Year Ended April 30,

	2005	2004

Plan’s Interest in the Medtronic, Inc. and Participating Employers Master
Trust, beginning of year	$58,068	$130,697
Employer cash contributions	973	1,012
Investment income:
Interest and dividend income	384	844
Net appreciation (depreciation) in fair value of investments	(2,137)	7,809
Dividends on Medtronic, Inc. common stock	1,980	3,465
Interest expense	(194)	(613)
Administrative expenses	(6)	(18)

Total investment income	27	11,487
Allocation of Medtronic, Inc. common stock	(59,063)	(85,128)

Plan’s Interest in the Medtronic, Inc. and Participating Employers Master
Trust, end of year	$5	$58,068

Medtronic, Inc. Master Trust Fund

Effective May 1, 2004, Plan assets previously invested in the Medtronic Interest Income Fund, Medtronic Common Stock Fund, Medtronic Dividend Stock Fund and the Medtronic ESOP Fund were transferred into the Medtronic, Inc. Master Trust Fund which also includes certain assets of The Medtronic Puerto Rico Employees’ Savings and Investment Plan. Vanguard is the Trustee and Recordkeeper for the assets held in the Medtronic, Inc. Master Trust Fund and maintains a separate account for the associated Plan assets and liabilities. As of April 30, 2005, the Plan assets within the Medtronic, Inc. Master Trust Fund included Medtronic, Inc. common stock, with a fair value of approximately $1,234,642,000. At April 30, 2005, the Plan’s interest in the net assets of the Medtronic, Inc. Master Trust was 99.5%.

The Medtronic, Inc. Master Trust Fund is invested in four funds — the Medtronic Interest Income Fund, Medtronic Common Stock Fund, Medtronic Dividend Stock Fund and the Medtronic ESOP Fund. The Medtronic Common Stock Fund and Medtronic ESOP Fund are both invested in Medtronic, Inc. common stock. The Medtronic Dividend Stock Fund consists of amounts accumulated from cash dividends received from the Medtronic ESOP Fund and temporarily invested in money market securities. These funds will later be reinvested, into participant accounts, within the Medtronic ESOP Fund in the form of Medtronic, Inc. common stock. The investments in the Medtronic Interest Income Fund consist of investment contracts issued by financial institutions and contracts backed by investment-grade, fixed-income securities and bond mutual funds. These investment contracts are valued at their contract values, which approximate fair value, as these investments have fully benefit-responsive features.

The financial data of the Medtronic, Inc. Master Trust Fund is as follows:

Medtronic, Inc. Master Trust Fund
Statement of Net Master Trust Assets
(in 000’s)

April 30,

2005

Assets
Investments at fair value:
Medtronic, Inc. common stock	$1,236,446
Short-term investment fund	4,317

Total investments at fair value	1,240,763
Investments at contract value:
Common/collective trust fund	252,982

Total investments	1,493,745

Net Medtronic, Inc. Master Trust assets	$1,493,745

Medtronic, Inc. Master Trust Fund
Statement of Changes in Net Master Trust Assets
(in 000’s)

Year Ended April 30,

2005

Additions:
Investment income:
Interest	$10,005
Dividends on Medtronic, Inc. common stock	7,078
Net appreciation in fair value of investments	53,593
Administrative expenses	(822)

Total investment income	69,854
Employer contributions	93,762
Interfund Transfers, net	1,330,129

Net increase	1,493,745
Net Medtronic, Inc. Master Trust assets
Beginning of year	—

End of year	$1,493,745

The Medtronic, Inc. Master Trust Fund investments (including gains and losses on investments bought and sold during the year as well as unrealized appreciation (depreciation)) changed in value as follows (in 000’s):

Year Ended April 30,

2005

Net change in fair value of investments:
Medtronic, Inc. common stock	$53,593

Net appreciation in fair value of investments	$53,593

The Plan’s interest in the total assets held in the Medtronic, Inc. Master Trust Fund and changes in assets during the period are as follows (in 000’s):

Year Ended April 30,

2005

Plan’s Interest in the Medtronic, Inc. Master Trust, beginning of year	$—
Investment income:
Interest income	9,770
Dividends on Medtronic, Inc. common stock	7,069
Net appreciation in fair value of investments	53,520
Administrative expenses	(816)

Total investment income	69,543
Interfund Transfers, net	1,322,672
Employer contributions	93,762

Plan’s Interest in the Medtronic, Inc. Master Trust, end of year	$1,485,977

4.   Investments

Individual investments representing 5 percent or more of the Plan’s assets are as follows (in 000’s):

	April 30,

	2005		2004

Medtronic ESOP Fund	$	*	$686,237
Medtronic Common Stock Fund		*	525,180
Medtronic Interest Income Fund		*	229,682
Mutual funds:
Vanguard 500 Index Fund		161,929	150,822
Vanguard PRIMECAP Fund		163,690	146,491
Vanguard Wellington Fund		156,674	124,892
Plan’s Interest in Medtronic, Inc. Master Trust		1,485,977	*

* Investments were transferred to the Medtronic, Inc. Master Trust Fund effective May 1, 2004.

The net appreciation in the fair value of investments during fiscal years 2005 and 2004, other than those held in the Medtronic, Inc. and Participating Employers Master Trust and the Medtronic, Inc. Master Trust, including gains and losses on investments purchased and sold as well as those held during the year was as follows (in 000’s):

	Year Ended April 30,

	2005	2004

Mutual funds	$38,177	$108,873
Medtronic ESOP Fund	—	36,792
Medtronic Common Stock Fund	—	29,653

Net appreciation in fair value of investments, excluding Plan Interests’ in
Master Trusts	$38,177	$175,318

The investments in the Medtronic Interest Income Fund consist of investment contracts issued by financial institutions and contracts backed by investment-grade, fixed-income securities and bond mutual funds. These investment contracts are valued at their contract values, which approximate fair value, as these investments have fully benefit-responsive features.

There are no reserves against the contract values for credit risk of contract issuers or otherwise. The average yield of the Medtronic Interest Income Fund was 4.33% for fiscal year 2004. The crediting interest rate of the Medtronic Interest Income Fund was 4.24% as of April 30, 2004. The crediting interest rate is based on a formula agreed upon with the issuer, which cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

5.   ESOP Loan

In December 1989, the Medtronic, Inc. and Participating Employers Master Trust borrowed $40.0 million from the Company on behalf of the Plan and used the proceeds to purchase 18,932,938 shares (adjusted for subsequent stock splits) of the Company's common stock. The loan from the Company was payable over a period not to exceed 20 years, ending on April 30, 2010 or at the point all shares have been allocated to participants. Interest was payable annually at a rate of 9.0%. The Company made contributions to the Plan, which were used, in part, by the Plan to make principal and interest payments. Contributions were based on debt service requirements less any dividends received by the Plan on the allocated and unallocated shares of stock. Contributions were further adjusted to meet the annual targeted benefit level as determined by the Company. Company cash contributions were $35,672,000 and $1,012,000 for fiscal years 2005 and 2004, respectively. The outstanding loan balance due to Medtronic, Inc. as of April 30, 2005 and April 30, 2004 was $0 and $6,811,000, respectively, as reflected in the Medtronic, Inc. and Participating Employers Master Trust Fund Statements of Net Master Trust Assets.

6.   Allocation Summary of Net ESOP Assets

Statements of Net ESOP Assets

	April 30, 2005			April 30, 2004

	Allocated	Unallocated	Total	Allocated	Unallocated	Total

Assets:
Investments at fair value:
Cash equivalents	$—	$5	$5	$—	$4,300	$4,300
Medtronic Dividend Stock Fund	4,317	—	4,317	3,481	—	3,481
Investment in Medtronic, Inc.
common stock	760,847	—	760,847	686,237	61,200	747,437

Total investments	765,164	5	765,169	689,718	65,500	755,218
Accrued income	—	1	1	—	1	1

Total assets	765,164	6	765,170	689,718	65,501	755,219

Liabilities:
Loan payable	—	—	—	—	6,811	6,811
Accrued expenses	—	1	1	—	622	622

Total liabilities	—	1	1	—	7,433	7,433

Net ESOP assets	$765,164	$5	$765,169	$689,718	$58,068	$747,786

Statements of Changes in Net ESOP Assets

	Year Ended April 30, 2005			Year Ended April 30, 2004

	Allocated	Unallocated	Total	Allocated	Unallocated	Total

Investment income:
Interest and dividend income	$4,408	$2,364	$6,772	$3,558	$4,309	$7,867
Net appreciation (depreciation)
in fair value of investments	29,886	(2,137)	27,749	36,792	7,809	44,601

Total investment income	34,294	227	34,521	40,350	12,118	52,468
Inter-plan transfers	(16,206)	—	(16,206)	(10,373)	—	(10,373)
Employer cash contributions	34,699	973	35,672	—	1,012	1,012
Allocation of Medtronic, Inc.
common stock*	59,063	(59,063)	—	85,128	(85,128)	—
Interest expense	—	(194)	(194)	—	(613)	(613)
Administrative expenses	(783)	(6)	(789)	(609)	(18)	(627)
Benefit payments	(35,621)	—	(35,621)	(36,533)	—	(36,533)

Net increase (decrease)	75,446	(58,063)	17,383	77,963	(72,629)	5,334
Beginning of year	689,718	58,068	747,786	611,755	130,697	742,452

End of year	$765,164	$5	$765,169	$689,718	$58,068	$747,786

* Shares of Medtronic, Inc. common stock totaling 1,120,741 and 1,779,147 were allocated in the fiscal years ended April 30, 2005 and 2004, respectively, and are reflected in the tables above.

7.   Related Party Transactions

During the fiscal years ended April 30, 2005 and 2004, the Plan had transactions with Vanguard Trust and US Bank, the Plan’s Trustees, which are allowed by the Plan and the Internal Revenue Code. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Total purchases of investments under the control of the Vanguard Trust for the fiscal years ended April 30, 2005 and 2004 were $610,925,000 and $498,503,000, respectively, and proceeds from sales with Vanguard Trust were $531,910,000 and $495,316,000, respectively. Total purchases of investments under the control of US Bank for the fiscal years ended April 30, 2005 and 2004 were $383,000 and $4,511,000, respectively, and proceeds from sales with US Bank were $2,133,000 and $801,000, respectively.

8.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 (in 000’s):

	April 30,

	2005	2004

Assets available for benefits per the financial statements	$2,370,760	$2,239,528
Amounts allocated to withdrawing participants	(11,984)	(12,074)

Assets available for benefits per the Form 5500	$2,358,776	$2,227,454

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in 000’s):

	Year Ended April 30,

	2005	2004

Benefits paid to participants per the financial statements	$154,695	$129,878
Add: Amounts allocated to withdrawing participants at end of year	11,984	12,074
Less: Amounts allocated to withdrawing participants at beginning of year	(12,074)	(14,967)

Benefits paid to participants per the Form 5500	$154,605	126,985

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to April 30, but not yet paid as of that date.

9.   Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service on February 12, 2004. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
April 30, 2005
(in 000’s)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Vanguard 500 Index Fund	Registered Investment Company	**	$ 161,929
*	Vanguard PRIMECAP Fund	Registered Investment Company	**	163,690
*	Vanguard Wellington Fund	Registered Investment Company	**	156,674
*	Vanguard Windsor II Fund	Registered Investment Company	**	115,074
*	Vanguard Explorer Fund	Registered Investment Company	**	78,681
*	Vanguard International Growth Fund	Registered Investment Company	**	64,224
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	44,636
*	Vanguard U.S. Growth Fund	Registered Investment Company	**	38,920
*	Vanguard Extended Market Index Fund	Registered Investment Company	**	41,027
*	Participant loans	Interest at 4.75% to 10.50% due at
		various dates through 2022	**	19,923
	Total Plan Investments, excluding the
	Plan’s Interest in the Medtronic, Inc.
	and Participating Employers Master
	Trust Fund and Medtronic, Inc. Master
	Trust Fund			884,778

	Plan’s Interest in Medtronic, Inc. and
	Participating Employers Master Trust
	Fund			5

	Plan’s Interest in Medtronic, Inc.
	Master Trust Fund – ESOP			765,164

	Plan’s Interest in Medtronic, Inc.
	Master Trust Fund – SRP			720,813

				$ 2,370,760

___________________________________
*      Denotes party-in-interest
**    Cost information is excluded, as it is not required for participant-directed investments